Exhibit 8.1

Registrant’s Subsidiaries	Jurisdiction of Organization

Alcinoe Shipping Limited	Republic of Cyprus
Allendale Investments S.A.	Republic of Panama
Alterwall Business Inc.	Republic of Panama
Diana Trading Ltd.	Republic of the Marshall Islands
Manolis Shipping Ltd.	Republic of the Marshall Islands
Oceanpride Shipping Limited	Republic of Cyprus
Oceanopera Shipping Limited	Republic of Cyprus
Prospero Maritime Inc.	Republic of the Marshall Islands
Salina Shipholding Corp.	Republic of the Marshall Islands
Searoute Maritime Limited	Republic of Cyprus
Xenia International Corporation	Republic of the Marshall Islands
Xingang Shipping Ltd.	Republic of Liberia